

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 3, 2008

Mr. John Leahy
Chief Financial Officer
iROBOT Corporation
8 Crosby Drive
Bedford, MA 01730

> **RE:** **iROBOT Corporation**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed February 25, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended September 27, 2008**
> **File No. 51598**

Dear Mr. Leahy:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Comparison of Years Ended December 29, 2007 and December 30, 2006, page 47

1.   Your year over year comparison of revenue does not appear to be comprehensive because it does not discuss why fluctuations occurred, such as an introduction of a new product or results of new advertising. In addition, there does not seem to be a clear link between the fluctuations you state by division or business and the product revenue and contract revenue reported in the statement of operations. Lastly, you seem to interchange the titles "division" and "business" here and in the Industry Segment Note on page 83 when describing your two concentrations. In future filings please provide more detail in your comparisons that gives both a better understanding of the results of operations and a better connection between what was reported on your financial statements and the results of your divisions.

Contractual Obligations, page 57

2.   We note that you disclose minimum contractual payments totaling over $20 million in the contractual obligations table. You describe those as minimum contractual obligations for services. Please tell us specifically what services these contractual payments are for and what considerations were made to disclosing such information as to provide a better understanding of the nature of these obligations.

Notes to Consolidated Financial Statements, page 65

3.   With a view towards clarifying disclosure in future filings, please tell us the nature of the $3,151,000 reported as other income (expense), net, for the year ended December 29, 2007 and your consideration given to Article 5-03(b)(7) of Regulation S-X.

Stock-Based Compensation, page 69

4.   In the second paragraph under the stock-based compensation disclosure you state that upon adoption of SFAS No. 123(R) the company incorrectly valued 259,700 stock options that were granted between July 27, 2005 and November 8, 2005. Since you state you adopted 123R using the modified prospective method, please tell us the nature of this adjustment and why the adoption of 123R resulted in this determination. Also include in your response details regarding your analysis on the impact of this correction in current and prior periods and how you arrived at your conclusions.

Form 10-Q for the Fiscal Quarter Ended September 27, 2008

Notes to Consolidated Financial Statements, page 5

Note 4 Stock Option Plans, page 10

5. We note you included certain information regarding your stock option plans such as the general terms of options granted under the Plans and the shares available for future grants as of September 27, 2008. However you excluded other information such as the number of options granted, exercised or canceled during the period, if any, or how the fair value of any options granted was determined. Please advise us of your consideration of both the minimum required disclosures of SFAS 123(R), Share-Based Payment in paragraph 240A and guidance for interim financial statements in Article 10-01(a)(5) of Regulation S-X in determining the disclosures you included regarding your stock options plans.

                                        *   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director